UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period from December 15 to December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period             to

Commission file number 1-7562

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GapShare Puerto Rico Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gap, Inc.

Two Folsom Street

San Francisco, CA 94105

REQUIRED INFORMATION

1.	Report of Independent Registered Public Accounting Firm, Audited Statement of Net Assets Available for Benefits as of December 31, 2010, Audited Statement of Changes in Net Assets Available for Benefits for the period from December 15 to December 31, 2010, Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010 and Supplemental Schedule of Reportable Transactions for the period from December 15 to December 31, 2010 are contained in Exhibit 99.1 to this Annual Report.

2.	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, is contained in Exhibit 99.2 to this Annual Report.

The Exhibit Index is located on Page 3 hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GapShare Puerto Rico Plan

Date: June 27, 2011	/s/ KEN KENNEDY
Ken Kennedy
Plan Administrator

Exhibit Index

99.1	Report of Independent Registered Public Accounting Firm, Statement of Net Assets Available for Benefits as of December 31, 2010, Statement of Changes in Net Assets Available for Benefits for the period from December 15 to December 31, 2010, Schedule of Assets (Held at End of Year) as of December 31, 2010 and Schedule of Reportable Transactions for the period from December 15 to December 31, 2010.

99.2	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP.